Franklin Templeton Investments

One Franklin Parkway

San Mateo, CA  94403-1906

May 4, 2010

VIA EDGAR

Christina DiAngelo

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Chief Accountant

100 F Street, NE

Washington, DC 20549-4720

Re:	Franklin Templeton Fund Allocator Series (the “Registrant”)
(File No. 333-165905)

Dear Ms. DiAngelo:

On behalf of the above-referenced Registrant, following are the responses to the Staff’s comments conveyed telephonically on April 14, 2010 and on April 30, 2010 with regard to the Registration Statement on Form N-14 (the “Registration Statement”), filed by the Registrant with the U.S. Securities and Exchange Commission (“SEC”) on April 5, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended. Each comment is summarized below, followed by the Registrant’s response to the comment.

A. Part A – Prospectus/Information Statement

1.         Comment: In the fee tables (including footnotes) and as a general comment, replace the word “Projected” with “Pro Forma.”

Response: The Prospectus/Information statement has been revised as requested.

2.         Comment: In the fee table for Class R shares, revise the heading that says “COREFOLIO FUND CLASS RAFTER REORGANIZATION” to read “COREFOLIO FUND CLASS R AFTER REORGANIZATION.”

Response: The fee table for Class R shares has been revised as requested.

3.         Comment: In the lead-in paragraph to the examples after the fee tables, revise the disclosure to include a statement that the examples reflect adjustments made to the fund operating expenses due to the fee waiver/expense reimbursement by the administrator in the one year numbers only.

Response: The following sentence has been added after the four sentence in the lead-in paragraph to the Examples:

“The Example reflects adjustments made to each Fund’s operating expenses due to the fee waiver and/or expense reimbursement by the administrator for the 1 Year numbers only.”

4.         Comment: Under “Who Will Pay the Expenses of the Reorganization,” clarify whether or not there will be any portfolio transaction costs incurred in connection with the Reorganization.

Response: The current disclosure will be revised as follows:

“The expenses of the Reorganization include legal counsel fees, accountant fees, expenses related to the printing and mailing of this Proxy/Information Statement.”

5.         Comment: Under the section entitled “What are the Tax Consequences of the Reorganization,” the Registrant states that “...it is not anticipated that the adjustment to Perspectives Fund's allocation to the underlying F-T funds prior to the Reorganization will result in any material amounts of capital gains to be distributed to shareholders.” Disclose the estimated amount of capital gains that would have been realized as of December 31, 2009 had the Perspectives Fund’s adjustments occurred as of that date.

Response: The following sentence has been added to the Information Prospectus/Statement right after the sentence above:

“For instance, if Perspectives Fund had adjusted its allocation to the underlying F-T funds as of the close of business on December 31, 2009, it would have realized a net capital loss of $7,768,690.”

6.         Comment: In the capitalization table, include the adjustments to the “shares outstanding” of each Class under the “Adjustments” column.

Response: The adjustments to the “shares outstanding” have been included in the capitalization table.

7.         Comment: In the capitalization table, we assume that the cost of the Reorganization to be allocated to Class R Shares is so small that it does not round to $1,000. If so, include a footnote to this effect so that shareholders are advised that the Class R Shares will be bearing some of the Reorganization costs.

Response: The following footnote has been added to the capitalization table:

“The expenses of the Reorganization to be allocated to Class R shares of the Funds round up to less than $1,000. Nonetheless, Class R shares will bear their proportional share of the Reorganization costs.”

B. Part B - Statement of Additional Information (SAI)

1.         Comment: Throughout the SAI, replace the words “Pro Forma Combining Statements” with “Pro Forma Financial Statements” and remove the word “combining” throughout the SAI (e.g., remove “Combining” from “Pro Forma Combining Statement of Investments” to read “Pro Forma Statement of Investments”).

Response: The SAI and the Pro Forma financial statements have been revised as requested.

2.         Comment: In the Pro Forma Statement of Investments, include a “Pro Forma Adjustments” column to reflect the changes caused by the various allocation adjustments so the numbers can be carried across.

Response: As discussed with you on April 30th, it was determined that such changes caused by the adjustments should not be included.

3.         Comment: The estimated expenses of the Reorganization referenced in footnote (b) to the Pro Forma Statement of Investments should be added to the “Pro Forma Adjustments” column added in connection to the preceding comment.

Response: The Pro Forma Statement of Investments has been revised as requested.

4.         Comment: In the Pro Forma Statement of Assets and Liabilities, under: Assets – Investments in Underlying Funds – Cost, explain in a footnote what is the source of the pro-forma adjustment (i.e., $1,438,126). The addition of the “Pro Forma Adjustments” column described previously may allow this number to flow down to this table.

Response: As discussed further with you on April 30th, such a footnote has not been added.

5.         Comment: Footnote (a) to the Pro Forma Statement of Operations, which states “Increase in Administrative fee based on decreased investment in Sweep after merger,” should be revised to better explain the administrative fee increase.

Response: The sweep reduction is netted with the administration fees due to this being a contractual arrangement and not a voluntary waiver. Footnote (a) to the Pro Forma Statement of Operations has been revised to clarify this matter as follows:

“a. Increase in Administrative fees expense due to decreased investment in the Sweep Money Fund after merger resulting in a smaller reduction of Administrative fees.”

6.         Comment: Footnote (b) to the Pro Forma Statement of Operations, which states “Reduction in Transfer agent fees projected for Corefolio post merger due to vendors not shared by funds,” should be revised to better explain the reduction in fees.

Response: Footnote (b) to the Pro Forma Statement of Operations has been revised as follows:

“b. Reduction in Transfer agent fees projected for Corefolio post merger due to removal of duplicative transfer agent fees not applicable for both funds.”

C. Additional Comments

1.         Comment: Provide, as separate correspondence, an explanation of why a shareholder vote is not being sought for the Reorganization?

Response: The explanation requested will be provided as separate correspondence.

2.         Comment: Provide as separate correspondence, the accounting survivor analysis for the reorganization.

Response: The analysis requested will be provided as separate correspondence.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Kristin Ives at (215) 564-8037, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ David P. Goss

David P. Goss, Esq.

Vice President

Franklin Templeton Fund Allocator Series